UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 January 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

8 January 2016
Development Strategy Update
CRH confirms total disposal proceeds of c.€1 billion for 2015; bolt-on transactions of c.€0.2 billion bring total acquisition spend to c.€8 billion

CRH plc, the international building materials group, confirms total disposal proceeds of approximately €1 billion in 2015. This comprises the previously announced sale of its clay and concrete products operations in the UK and the Group's clay business in the US (€0.43 billion) plus several additional divestments across Europe and the Americas for total proceeds of c.€0.53 billion.

During 2015, the Group also completed 20 bolt-on acquisition and investment transactions. These deals, together with the acquisition of assets from Lafarge and Holcim, the C.R. Laurence acquisition and net deferred consideration payments, bring development spend for 2015 to approximately €8 billion.

Commenting on these developments, Albert Manifold, CRH Chief Executive, said:

"Portfolio management, and in particular the reallocation of capital from lower growth areas into core businesses for growth, is a cornerstone of our value creation model. We are pleased with our progress in 2015, which brought cumulative proceeds from our multi-year divestment programme to almost €1.4 billion, while our targeted bolt-on investments strengthened our existing businesses and complemented the major acquisition activity which saw total acquisition spend of approximately €8 billion in 2015."

Europe: 15 Divestments and 5 Acquisitions

Divestments - €260 million:

Our Heavyside business completed 13 divestments in 2015, the largest of which was the disposal of CRH's 25% equity stake in its Israeli operation. Other disposals comprised a number of non-core readymixed concrete and concrete products businesses. One small disposal was completed by the Lightside Division, while the Distribution Division disposed of its 45% stake in Doras, a builders merchant in France.

Acquisitions - €21 million:

Our Lightside business completed one acquisition in Australia and a small further investment in the Netherlands, accelerating the introduction of the Cubis access chamber range to Australia's growing market and adding annualised sales of c.€24 million. Our Heavyside operations set up a new joint venture with its existing readymixed concrete operations in St. Petersburg, Russia in addition to acquiring a concrete paviour production plant in Poland. Our Distribution business acquired the remaining 50% of an aluminium wholesale business from its joint venture partner in the Netherlands.

Americas: 14 Divestments and 15 Acquisitions

Divestments - €267 million:

Our Materials Division disposed of four non-core operations and completed an asset exchange. Our Products Division sold six operations across the United States, including the disposal of Merchant Metals, a national distributor of fencing systems and perimeter control products. The Products Division also divested of all of its businesses in Argentina and Chile.

Acquisitions - €140 million:

Nine bolt-on acquisitions and three investments were completed by our Americas Materials Division in 2015 adding annualised sales of c.US$200 million and over 253 million tonnes of aggregate reserves. Our Americas Products Division completed three transactions in 2015 adding annualised sales of c.US$55 million.

    Contact at Dublin               +353 1 404 1000
    Frank Heisterkamp             Head of Investor Relations

About CRH
CRH (LSE:CRH, ISE:CRG, NYSE:CRH) is a leading diversified international building materials group, employing c.93,000 people at c.4,000 operating locations in 37 countries worldwide. With a market capitalisation of c.€21 billion (Jan 2016), CRH is the largest building materials company in North America and the third largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Registered No.: 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 08 January 2016

By:___/s/Maeve Carton___
M. Carton
Finance Director